UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                  GENESYS S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 ORDINARY SHARES, NOMINAL VALUE EUR 5 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37185M100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

FOR UNIVERSAL CAPITAL PARTNERS SA:         FOR PART'COM S.A. AND IN-COM S.A.:
         PIERRE BESNAINOU                          JEFFREY N. OSTRAGER
 C/O UNIVERSAL CAPITAL PARTNERS SA      CURTIS, MALLET-PREVOST, COLT & MOSLE LLP
         120 AVENUE LOUISE                           101 PARK AVENUE
       1050 BRUSSEL, BELGIUM                     NEW YORK, NEW YORK 10178
           00-32-2-649-2455                          (212) 696-8801
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 11, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37185M100

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        UNIVERSAL CAPITAL PARTNERS SA
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|X|
        (SEE INSTRUCTIONS)                                              (b)|_|
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                              |_|
------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Organized under the laws of Belgium
------- -----------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           1,800,000 shares
                                      -----------------------------------------
                                      8    SHARED VOTING POWER
  NUMBER OF SHARES
    VOTING POWER                           0 shares
    BENEFICIALLY                      -----------------------------------------
   OWNED BY EACH                      9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                               1,800,000 shares
       WITH                           -----------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           0 shares
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

        1,800,000 shares
------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        (SEE INSTRUCTIONS)                                                 |_|
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.68%
------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
-------------------------------------------------------------------------------

CUSIP No. 37185M100

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Part'Com S.A.
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|X|
        (SEE INSTRUCTIONS)                                              (b)|_|
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                              |_|
------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Organized under the laws of France
------- -----------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           423,786 shares
                                      -----------------------------------------
                                      8    SHARED VOTING POWER
  NUMBER OF SHARES
    VOTING POWER                           165,185 shares
    BENEFICIALLY                      -----------------------------------------
   OWNED BY EACH                      9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                               423,786 shares
       WITH                           -----------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           165,185 shares
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

        588,941 shares
------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 |_|
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.8%
------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        HC, CO
------- -----------------------------------------------------------------------

CUSIP No. 37185M100

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        In-Com S.A.
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|X|
        (SEE INSTRUCTIONS)                                              (b)|_|
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                              |_|
------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Organized under the laws of France
------- -----------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           0 shares
                                      -----------------------------------------
                                      8    SHARED VOTING POWER
  NUMBER OF SHARES
    VOTING POWER                           165,185 shares
    BENEFICIALLY                      -----------------------------------------
   OWNED BY EACH                      9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                               0 shares
       WITH                           -----------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           165,185 shares
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

        165,185 shares
------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 |X|
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.1%
------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
------- -----------------------------------------------------------------------

The following constitutes Amendment No. 2 ("Amendment No. 2") to the original
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Universal Capital Partners S.A. ("Universal") on March 31, 2003, as amended by Amendment No. 1, a joint filing filed with the Commission by Universal, Part'Com S.A. ("Part'Com") and In-Com S.A. ("In-Com") on April 4, 2003 (as amended by Amendment No. 1, the "Schedule 13D"). This Amendment No. 2 relates to the Memorandum of Understanding entered into on April 11, 2003 by Universal, Part'Com and In-Com and the other parties thereto, as described more fully in Item 4 and 6 below.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 of Schedule 13D is hereby amended by adding the following to the end thereof:

      "The Reporting Persons have entered into a preliminary memorandum of understanding (the "MOU") with the Issuer and certain of its lenders by which they have committed, under certain conditions, to the Issuer to subscribe for up to (euro) 6 million in new shares. Pursuant to the terms of the MOU, the Reporting Persons have each agreed to vote in favor of certain actions proposed to be taken by the Issuer at the meeting of the Issuer's shareholders which is convened for the purpose of obtaining shareholder approval thereof. Consummation of the transactions contemplated by the MOU is subject to several conditions, including the approval of French regulatory authorities, and definitive documentation of the parties' agreements. "

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of Schedule 13D is hereby amended by adding the following to the end thereof:

      "The Reporting Persons have entered into a preliminary memorandum of understanding (the "MOU") with the Issuer and certain of its lenders by which they have committed, under certain conditions, to the Issuer to subscribe for up to (euro) 6 million in new shares. Pursuant to the terms of the MOU, the Reporting Persons have each agreed to vote in favor of certain actions proposed to be taken by the Issuer at the meeting of the Issuer's shareholders which is convened for the purpose of obtaining shareholder approval thereof. Consummation of the transactions contemplated by the MOU is subject to several conditions, including the approval of French regulatory authorities, and definitive documentation of the parties' agreements. "

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1    Joint Filing Agreement, dated April 4, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2003

UNIVERSAL CAPITAL PARTNERS S.A.

/s/ Pierre Besnainou
--------------------------------
    Pierre Besnainou
    Managing Director


PART'COM S.A.

/s/    Henri de Lapparent
--------------------------------
       Henri de Lapparent
       Chairman and Chief Executive Officer


IN-COM S.A.

/s/    Erik de la Riviere
--------------------------------
       Erik de la Riviere
       Chief Executive Officer